OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

YouStake, Inc.

455 N 3rd St
Ste 1010
Phoenix, AZ 85004

www.youstake.com



13334 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 673,432 shares of Common Stock ($505,074)*

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 13,334 shares of Common Stock ($10,000.50)

Company	YouStake, Inc
Corporate Address	455 N 3rd St, Ste 1010, Phoenix, AZ 85004
Description of Business	YouStake allows fans to support, engage, and invest in their favorite sports players while sharing in the winnings and excitement. We launched to the public in 2015 and have been in production since then. Our current sports focus is on the skilled games segment, which includes eSports and live poker. Future verticals include golf, tennis, MMA (UFC), motorsports (NASCAR), and drone racing to name a few.
Type of Security Offered	Common Shares
Purchase Price of Security Offered	$0.75/Share
Minimum Investment Amount (per investor)	$499.50

Perks*

$999 — If you invest $999, you will receive one year VIP Gold Status for future Loyalty Program.

$1,998 —If you invest $1,998, you will receive one year VIP Platinum Status for future Loyalty Program.

$9,990 — If you invest $9,990, you will receive one year VIP Platinum Status plus No Service Fees for the year.

$49,950 — If you invest $49,950, you will receive two years VIP Platinum Status plus No Service Fees for two years.

$99,900 — If you invest $99,900, you will receive five years VIP Platinum Status plus

No Service Fees for five years.

*All perks occur at the conclusion of the offering. VIP Gold Status includes 24 hour prior notice of new Players stake offerings before visible to public. VIP Platinum Status includes 72 hour prior notice of new Players stake offerings before visible to public.

Our goal is to provide the most transparent, simple, and secure staking marketplace for fans all over the world, and for players across multiple sports.

The 10% Bonus for StartEngine Shareholders

YouStake, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $0.75 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $75. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

YouStake allows fans to support, engage, and invest in their favorite sports players while sharing in the winnings and excitement. We launched to the public in 2015 and have been in production since then. Our current sports focus is on the skilled games segment, which includes eSports and live poker. Future verticals include golf, tennis, MMA (UFC), motorsports (NASCAR), and drone racing to name a few.

Sales, Supply Chain, & Customer Base

Finding product-market-fit was one of our first priorities when we launched our Minimal Viable Product (MVP). We generated revenue from Day 1, by adding a transaction fee on every purchase (investment or stake from backers). Providing full functionality to staking filled an immediate void, and in our first 12 months we had more than $2.3M (a player generating campaign to sell equity in his/her event(s)) on the marketplace.

Within 6 months of launch, we were accepted into the prestigious 500 Startups Accelerator program in San Francisco, as part of Batch 16 which began in January 2016. There we were able to better understand our one metric that matters, which at the time was user sign ups, then focus on getting users to participate by either creating a listing or backing a player. By Demo Day in May 2016, we had grown from 1900 to more than 4000 users, and listings grew from $1.2M to $3.4M. We finished our second fiscal year with over $7.4M in marketplace listings.

We attribute most of our growth through organic and viral marketing. We have worked with every type of player, from the recreational to the up-and-coming amateur to the professional and the most elite of pros. As we added more users to the marketplace, our press coverage continued to help support growth. We've been covered in Forbes twice, our CEO has presented at numerous Tech Conferences, our COO has been featured in multiple Podcasts, and we have a good working relationship with the skilled games media outlets.

A majority of our traction and growth is directly connected to upcoming events and player listings, so we plan to continue to work with all levels of players and various event and tournament organizers. We plan to beat the competition in the short-term by providing optionality on the types of campaigns listed and by listening to our users on how to improve our product. In the long-term, we are working on defensible barriers to entry, like regulatory support and enhancements to the overall security and usability of the technology.

Competition

Status Quo, Online Forums, Matcherino, StakeKings

Investigation

The Company has been subject of an investigation by the Securities Exchange Commission (SEC). According to the SEC Subpoena (Case LA-4662), the "investigation is a non-public, fact-finding inquiry. We are trying to determine whether there have been any violations of the federal securities laws. The investigation and the subpoena do not mean that we have concluded that you or anyone else has broken the law".

On December 18, 2017, the SEC formally notified YouStake that "We have concluded the investigation as to YouStake.com. Based on the information we have as of this date, we do not intend to recommend an enforcement action by the Commission against YouStake."

SEC dropped its investigation in January 2018.

Further information about the Company and its business appears at the "Company" tab on the Company's profile on StartEngine.com and as **Exhibit C** to the Form C of which this Offering Memorandum forms a part.

The team

Officers and directors

| Scott Hansbury | Co-Founder, COO, Treasurer & Director |
| Frank DeGeorge | Co-Founder, CEO, President & Director |

Scott Hansbury
Scott has been the full-time Co-Founder, COO and Treasurer of YouStake for over 3 years and is a 6x startup entrepreneur with 3 exits. He has a software background with multiple CxO positions working on executive teams that have taken startups from idea to launch, through growth and exit. Expertise in technology, software, and finance. BS in Computer Science at Penn State University. Strength: CxO of multiple companies brings perspective across all functions of growing a startup, hacker & hustler. Credentials: Former athlete, successful startup expert with multiple exits, Axxess Unlimited, Inc, Justice Services and the largest being $400M (HighGround Systems acquired by Sun Microsystems).

Frank DeGeorge
Frank has been the Co-Founder, CEO and President of YouStake for over 3 years and is a military veteran. Frank is still an active serving member of the US Military in the Army National Guard part-time and was also in charge of a $400M budget for the US Army. He was previously the Program Manager at National Guard Bureau and Financial Management Associate at MGM Resorts International. BSBA in Finance from University of Central Florida, studied Financial Engineering at Stevens Institute of Technology, FINRA Series 7. Strength: More than a decade of leadership experience in finance/gaming/government - all highly regulated industries. Strong connections with Operators and Players.

Number of Employees: 4

Related party transactions

In support of the Company's efforts and cash requirements, it may rely on advances from related parties until such time that the Company can support its operations or attains adequate financing through sales of its equity or traditional debt financing. There is no formal written commitment for continued support by officers, directors, or shareholders. Amounts represent advances or amounts paid in satisfaction of liabilities. The advances are considered temporary in nature and have not been formalized by a promissory note. Since May 1, 2015 (Inception) through April 30, 2017, the Company's CEO loaned the Company $1,970 to pay for incorporation costs and operating expenses. As of April 30, 2017, the amount outstanding was $1,970. The loan is non-interest bearing, due upon demand and unsecured. This amount has since been paid back to the CEO.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our industry is speculative.** Sports segments will continue to grow and exist in terms of market size and opportunity. It is speculative on the number of Players looking for capital in order to compete.
- **We are an early-stage company.** You should consider, among other factors, the risks and uncertainties encountered by companies that, like YouStake, are in their early stages. For example, unanticipated expenses, problems, and technical difficulties may occur and they may result in material delays in the operation of our business, in particular with respect to our services and products. We may not successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of our capital stock to the point investors may lose their entire investment.
- **We may face a challenging regulatory environment.** One component of our business model (staking) may require compliance with additional future regulations.
- **We have a limited operating history in our current line of business.** We are subject to all risks inherent in a developing business enterprise. Our likelihood of success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in the competitive and regulatory environment in which we operate.
- **We operate in an emerging market.** Our market is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement.
- **We must adapt to customer requirements.** Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract new customers and/or retain new customers, our business, results of operations and financial condition may be materially adversely affected.
- **Future offerings may dilute our investors' ownership.** We may conduct future offerings of our common stock and pay debt obligations with newly issued common stock, which may diminish our investors' pro rata ownership.
- **Management time and resources from growth opportunities may distract from our core operations.** Because we have entered into an industry that is rapidly developing, it is crucial to our future success that we keep pace with the growth. Toward that end, we will be aggressively pursuing opportunities to enter into

joint venture arrangements with other industry participants or to acquire additional businesses or assets. Any such events will require substantial management time and resources, which may distract from our core operations to their detriment.

- **Attracting qualified personnel.** The Company's success also depends on the Company's ability to attract, train, and retain qualified personnel, specifically those with management and product development skills. In particular, the Company must hire additional skilled personnel to further the Company's research and development efforts. Competition for such personnel is intense. If the Company does not succeed in attracting new personnel or retaining and motivating the Company's current personnel, the Company's business could be harmed.

- **Providing reliable financial reports or preventing fraud.** Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we cannot provide reliable financial reports or prevent fraud, we will not be able to manage our business as effectively as we would if an effective control environment existed, and our business and reputation with investors may be harmed. As a result, our small size and any current internal control deficiencies may adversely affect our financial condition, results of operation and access to capital.

- **Investors should not purchase our Common Stock expecting to receive cash dividends.** We have not paid any dividends on our Common Stock in the past, and do not anticipate that we will declare or pay any dividends in the foreseeable future. Consequently, investors will only realize an economic gain on their investment in our common stock if the price appreciates. Investors should not purchase our common stock expecting to receive cash dividends. Investors must realize that they may lose their entire investment

- **SEC Investigation complete** The SEC has previously conducted an investigation into YouStake, Inc.. According to the SEC Subpoena (Case LA-4662), the "investigation is a non-public, fact-finding inquiry. We are trying to determine whether there have been any violations of the federal securities laws. The investigation and the subpoena do not mean that we have concluded that you or anyone else has broken the law". And on December 18, 2017, the SEC formally notified YouStake, in the care of undersigned counsel, that "We have concluded the investigation as to YouStake.com. Based on the information we have as of this date, we do not intend to recommend an enforcement action by the Commission against YouStake." Although the SEC has concluded their investigation and recommended no action, the SEC always retains the right to open an investigation again.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Frank DeGeorge, 32.0% ownership, Common Stock
- Scott Hansbury, 22.0% ownership, Common Stock

- Nick DeGeorge, 22.0% ownership, Common Stock

Classes of securities

- Common Stock: 10,734,851

Common Stock

The Company is authorized to issue up to 11,500,000 shares of common stock. There are a total of 10,734,851 shares currently outstanding.

Voting Rights

Holders of our Common Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the Common Stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

- SAFE Notes: 0

$742,000 has been received from various investors under the arrangements of a SAFE (SimpleAgreement for Future Equity) agreement. These amounts are automatically redeemable into shares of the Company's common stock upon the issuance of shares in a qualified equity financing at an average of a 75%-80% discount on the funding prices. These agreements represent rights for future participation in a future funding event.

Last Issued November 2015:

Aggregate Amount Outstanding: $229,000

Valuation Cap: $2.5 Million

Potential to Convert to: Common Stock

Discount Rate: 20%

Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Last Issued July 2016:

Aggregate Amount Outstanding: $109,000

Valuation Cap: $4 Million

Potential to Convert to: Common Stock

Discount Rate: 20%

Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

Last Issued December 2017:

Aggregate Amount Outstanding: $405,000

Valuation Cap: $6 Million

Potential to Convert to: Common Stock

Discount Rate: 20%

Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

- KISS Notes: 0

Last Issued January 2016:

Aggregate Amount Outstanding: $125,000

Conversion Rate: 5%

Potential to Convert to: Common Stock

The KISS agreement also allows the investor to participate in a future funding round at a discount of 80%, however the agreement contains an additional conversion clause.

Conversion Clause: If a qualified equity funding has not taken place or is not anticipated, the investor has the option of converting the full balance into shares of the Company's common stock after 18 months.

Last Issued May 2016:

Aggregate Amount Outstanding: $50,000

Valuation Cap: $4 Million

Conversion Rate: 5%

Potential to Convert to: Common Stock

Discount Rate: 2%

Conversion Clause: If a qualified equity funding has not taken place or is not anticipated, the investor has the option of converting the full balance into shares of the Company's common stock after 18 months.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Common Stock, you will have no voting rights. Even upon conversion of the shares purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-04-30.

Financial Condition

Results of Operation

The company has been operating since June 2015, with each fiscal year beginning on May 1 and ending on April 30. After two fiscal years, the observation of the sales cycle is that Q1 and Q2 have heavier volume of activity and Q3 and Q4 are slower periods of revenue generation. The reason behind the historical cyclical activity is due in part to the number of skilled games tournaments that occur in the summer months versus the winter months. In the future, this seasonality may change and potentially even out as more skilled games and sports segments players and operators onboard as customers.

Our operating loss for the year ended April 30, 2017, increased by $295,565, or 90%, to $623,623, as compared to $295,565 for the year ended April 30, 2016.

Net interest expense for the year ended April 30, 2017, increased by $13,875 or 501%, to $16,645, as compared to $2,770 for the year ended April 30, 2016. Interest expense reflects the amortization of an original issuance discount on our KISS loan.

Financial Milestones

Our revenues for the year ended April 30, 2017, increased by $769,208, or 4,943%, to $784,770, as compared to $15,562 for the year ended April 30, 2016. The increase is revenues is due to the growth of player listings, which amounted to $7,475,025 in fiscal 2017, with $781,600 in backer purchases. Players listings were nominal in fiscal 2016.

The company is investing for continued growth of the brand and expansion to additional sports and skilled games, as is generating net income losses as a result. Management currently forecasts adding Golf Segment in 2019.

Liquidity and Capital Resources

Liquidity on the marketplace is maintained through player listings. Cash flow is driven by purchases and is offset by event expenses as players use these funds to enter events.

At April 30, 2017 and 2016, we had cash balances of $39,172 and $250,696, respectively.

In fiscal 2018, we anticipate our average monthly burn rate will be approximately $54,000 or $648,000 on an annual basis. We are currently fundraising for additional outside investor capital that along with this raise is designed to give us a runway of 12-18 months including our development items. If we raise the minimum, the development items will be shortened, but still have a 12 month runway.

Indebtedness

Creditor(s): KISS Agreement Amount Outstanding: $125,000 Interest Rate: 0.0% Maturity Date: September 30, 2017 Other Material Terms: During the year ended April 30, 2016, the Company entered into a KISS (Keep It Simple Security) agreement in the aggregate amount of $125,000. The note included a $25,000 "program fee" to be retained by the investor, resulting in a net balance of $100,000 that was remitted to the Company. The KISS agreement also allows the investor to participate in a future funding round at a discount of 80%, however the agreement contains an additional conversion clause. If a qualified equity funding has not taken place or is not anticipated, the investor has the option of converting the full balance into shares of the Company's common stock after 18 months.

Recent offerings of securities

- 2017-12-10, Regulation CF, 59851 Common Stock. Use of proceeds: Raised $29,925.50 for Product Development
- 2017-05-08, Section 4(a)(2), 429000 SAFE. Use of proceeds: Raised money using SAFE (Simple Agreement for Future Equity) agreement. Proceeds were used for working capital. (Aggregate Amount $429,000)
- 2016-05-08, Section 4(a)(2), 317000 SAFE. Use of proceeds: Raised money using SAFE (Simple Agreement for Future Equity) agreement. Proceeds were used for startup capital. (Aggregate Amount $317,000)
- 2016-04-30, null, 175000 KISS. Use of proceeds: Proceeds were used for startup capital. (Aggregate Amount $175,000)

Valuation

$8,051,138.25

We have not undertaken any formal efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. The Company has based this opinion on the strength of its intellectual property and the experience of the management team. The Company has also compared the value of similarly situated competitors and believes that the valuation is correct to the best of their abilities.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000.50	$505,074
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600.03	$30,304.44
Net Proceeds	$9,400.47	$475,459.53
Use of Net Proceeds:		
R& D & Production	$9,400.47	$192,483.00

Sales & Marketing	$0	$52,785.00
Working Capital	$0	$181,878.53
Professional Fees	$0	$48,313.00
Total Use of Net Proceeds	$9,400.47	$475,459.53

We are seeking to raise $505,074 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000.50. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600.03 if we only raise the minimum target amount and $30,539.97 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $1.5 million that we project we will need in 2018 and 2019 to build on our successful marketing entrance of the past 24 months.

Specifically, we intend to invest in digital and social media marketing, make improvements to our website and Staking Operating system, explore highly targeted direct response radio for new target sports or skilled games and implementing Blockchain technology.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available to Shareholders at YouStake.com on the bottom of every page via an investor link. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR YouStake, Inc.

[See attached]

YouStake, Inc.
A Delaware Corporation

Financial Statements (unaudited) and Independent Accountants' Review Report
Twelve Months Ended April 30, 2017 and 2016

YouStake, Inc.
Financial Statements (unaudited)

Table of Contents

Independent Accountants' Review Report 2

Reviewed Financial Statements

Balance Sheets – April 30, 2017 and 2016 3

Statements of Operations – Years ended April 30, 2017 and 2016 4

Statements of Stockholders' Equity – Period from May 1, 2015 to April 30, 2017..........5

Statements of Cash Flows - Years ended April 30, 2017 and 2016 6

Notes to the Financial Statements – April 30, 2017 and 2016 7-13



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT ACCOUNTANT'S REVIEW REPORT



To the Board of Directors & Management
YouStake, Inc
Las Vegas, Nevada

We have reviewed the accompanying financial statements of YouStake, Inc. (a Delaware corporation), which comprise the balance sheets as of April 30, 2017 and 2016, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 6 of the financial statements, YouStake, Inc. has generated significant losses to date, generates negative cash flow from operations, and relies on outside sources to fund operations. Accordingly, substantial doubt is raised about YouStake Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

August 29, 2017

Members of:
WSCPA
AICPA

802 N Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
mail@fruci.com
www.fruci.com

YOUSTAKE, INC.
Balance Sheets
(unaudited)

	April 30,	
	2017	2016

Assets

Current assets

Cash (Note 1)	$	**39,172**	$	250,696
Prepaid expenses (Note 2)		**3,250**		-
Total current assets		**42,422**		250,696
Other assets				
Receivable from investor		**-**		5,000
Deposits		**-**		2,700
Total other assets		**-**		7,700
Total assets	$	**42,422**	$	258,396

Liabilities and stockholders' deficit

Current liabilities

Accounts payable and accrued liabilities (Note 4)		**27,012**	75,987
Accrued executive compensation		**106,900**	-
Accrued payroll taxes		**2,617**	7,413
Officer loan (Note 4)		**1,970**	-
Unearned revenue (Note 5)		**-**	76,822
Total current liabilities		**138,499**	160,222
Other liabilities			
Convertible debt, net of discount (Note 1 and 3)		**119,444**	102,778
Total liabilities		**257,943**	263,000
Commitments & contingencies		**-**	-

Stockholders' deficit

Common stock, 10,000,000 shares, $0.001 par value, authorized; 9,575,000 and 9,224,000 shares issued and outstanding as of April 30, 2017 and 2016, respectively (Note 10)		**9,575**		9,224
Paid in capital - purchase rights		**746,000**		317,000
Accumulated deficit		**(971,096)**		(330,828)
Total stockholders' deficit		**(215,521)**		(4,604)
Total liabilities and stockholders' equity	$	**42,422**	$	258,396

See accountants' review report and accompanying notes to the financial statements.

3

YOUSTAKE, INC.
Statements of Operations
(unaudited)

	For the twelve months ended April 30,	
	2017	2016
Revenues	$ **784,770**	$ 15,562
Cost of sales	**763,995**	3,666
Gross profit	**20,775**	11,896
Operating expenses		
Administrative expenses	**5,707**	2,000
Bad debt	**16,062**	-
Marketing and advertising	**19,087**	87,008
Occupancy	**9,900**	10,800
Office expenses	**7,265**	3,161
Wages and salaries	**399,005**	141,836
Professional fees	**140,484**	36,975
Repairs and maintenance	**2,014**	-
Research and development	**21,711**	5,384
Sales	**11,336**	34,037
Travel and entertainment	**6,553**	18,753
Utilities	**5,274**	-
Total operating expenses	**644,398**	339,954
Income from operations	**(623,623)**	(328,058)
Other income (expense)		
Interest expense	**(16,667)**	(2,778)
Interest income	**22**	8
Total other income (expense)	**(16,645)**	(2,770)
Net loss before provision for income taxes	**(640,268)**	(330,828)
Provision for income taxes	**-**	-
Net Loss	$ **(640,268)**	$ (330,828)
Loss per common share	$ **(0.07)**	$ (0.04)
Weighted average shares outstanding, basic & diluted	**9,388,698**	7,513,514

See accountants' review report and accompanying notes to the financial statements.

4

YOUSTAKE, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
(unaudited)

For the twelve months ended April 30, 2017 and 2016

	Common Stock Shares	Common Stock Amount	Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance on May 1, 2015	-	-	-	-	-
Common shares issued at $.001 for services	9,224,000	9,224			9,224
Paid in capital - purchase rights			317,000		317,000
Net loss	-			(330,828)	(330,828)
Balance on April 30, 2016	9,224,000	$ 9,224	**$ 317,000**	**$ (330,828)**	**$ (4,604)**
Common shares issued at $.001 for services	351,000	$ 351			351
Paid in capital - purchase rights			429,000		429,000
Net Loss	-			(640,268)	(640,268)
Balance on April 30, 2017	9,575,000	$ 9,575	**$ 746,000**	**$ (971,096)**	**$ (215,521)**

See accountants' review report and accompanying notes to the financial statements.

YOUSTAKE, INC
STATEMENTS OF CASH FLOWS
(unaudited)

	For the twelve months ended April 30,	
	2017	2016
Cash flows from operating activities		
Net loss	$ (640,268)	$ (330,828)
Stock Compensation	351	9,224
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase)/decrease in debt discount, net	16,666	(22,222)
(Increase)/decrease in prepaid expenses	4,450	(7,700)
Increase/(decrease) in accounts payable & accrued expenses	53,129	83,400
Increase/(decrease) in unearned revenue	(76,822)	76,822
Net cash used by operating activities	(642,494)	(191,304)
Cash flows from financing activities		
Proceeds from issuance of future purchase rights	429,000	317,000
Proceeds from the sale of convertible debt	-	125,000
Proceeds from officer loan	1,970	-
Net cash provided by financing activities	430,970	442,000
Net increase/(decrease) in cash and cash equivalents	(211,524)	250,696
Cash and cash equivalents, beginning	250,696	-
Cash and cash equivalents, ending	$ 39,172	$ 250,696

See accountants' review report and accompanying notes to the financial statements.

6

Note 1 - Nature of Business and Significant Accounting Policies

This summary of significant accounting policies of YouStake, Inc. ("YouStake" or "the Company") is presented to assist in understanding the Company's financial statements and have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity.

Organization & business activities

YouStake, Inc is a startup corporation organized in 2015 under the laws of the State of Delaware. The Company is headquartered in Las Vegas, Nevada and is a software technology company, operating in Sports Tech and FinTech, broadly as a consumer marketplace. YouStake is the first fully integrated sports staking platform that allows the masses to invest in skilled sports players for entry in regulated and reported events.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is April 30.

Cash and cash equivalents

The Company considers all highly liquid instruments with maturities of three months or less at the time of issuance to be cash equivalents. At April 30, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts which may exceed federally insured limits. As of April 30, 2017 and 2016, the Company's accounts are insured for $250,000 by FDIC for US bank deposits.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the balance sheets and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Advertising costs

Advertising costs are expensed as incurred. During the years ended April 30, 2017 and 2016, the Company recognized $19,087 and $87,008 in advertising, marketing, and promotional costs, respectively.

Revenue recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Persuasive Evidence of an Arrangement—YouStake's website serves as a comprehensive platform for all transactions, allowing customers to create accounts and initiate a transaction. Persuasive evidence exists when a customer has initiated a transaction on the web platform, have agreed to the terms, and YouStake has accepted. The Company has multiple models for customers, including:
- Player Registration
- Equity Crowdfunding
- Reward Crowdfunding
- Donation Crowdfunding

Delivery Has Occurred or Services Have Been Performed—The Company acts as a service provider to link its customers to their respective player to "stake" or for players to seek out other customers for funding. As a result, the Company recognizes revenue at the time the link between player/customer has been established as a transaction fee.

The Fee for the Arrangement Is Fixed or Determinable—The fee charged to each customer is a flat, percentage-based fee and is known at the time of consummation of the agreement, ranging from 5%-20% of transaction costs.

Collectability Is Reasonably Assured—The Company determines that collectability is reasonably assured prior to recognizing revenue. Customers are required to electronically transmit funds at the time of transaction initiation, resulting in immediate collectability by YouStake.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Any income tax-related penalties are expensed as incurred.

Accounts Receivable/Bad Debt

In general, the Company does not extend credit to its customers in the normal course of business. However, from time to time, credit may be extended to customers for various reasons, upon management approval. Trade accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of April 30, 2017 and 2016, the Company had not considered it necessary to establish an allowance account.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value as of April 30, 2017 and 2016.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The new guidance supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), which delayed the effective date of the new guidance by one year, which will result in the new guidance being effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, and is to be applied retrospectively. Early adoption is permitted, but can be no earlier than the original public entity effective date of fiscal years, and interim periods within those years, beginning after December 15, 2017. The Company is evaluating the impact of adopting the new guidance on its financial statements, but does not expect the adoption to have a material impact on its financial statements.

Stock-based compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.
Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

Earnings per share

The Company calculates net income (loss) per share based on the authoritative guidance. Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares and dilutive common stock equivalents outstanding. During periods in which the Company incurs losses, common stock equivalents, if any, are not considered, as their effect would be anti-dilutive. As of April 30, 2016 and 2017, the Company had potentially dilutive rights outstanding related to its SAFE funding and convertible securities.

Note 2 – Prepaid expenses

As of April 30, 2017 the balance in prepaid expenses is the result of a legal retainer paid in May of 2016. The initial retainer was $125,000 and the remainder at April 30, 2017 was $3,250.

Note 3 – Accrued Liabilities

The Company delayed instituting a payroll system until July 2016. Prior to this employees and directors pay was accrued in the amount of $75,424 as of April 30, 2016 and $26,898 as of April 30, 2017.

Note 4 – SAFE & KISS Funding

During the twelve months ended April 30, 2016, $317,000 was received from various investors under the arrangements of a SAFE (Simple Agreement for Future Equity) agreement. These amounts are automatically redeemable into shares of the Company's common stock upon the issuance of shares in a qualified equity financing at an average of a 75%-80% discount on the funding prices. These agreements represent rights for future participation in a future funding event and, as such, the amounts were recorded as additional paid in capital, at cost. Should the Company fail to enter into a qualified equity financing, no amounts are due or payable under the terms of the SAFE agreement, the agreements have no stated maturity date, and no stated interest rates. During the year ended April 30,

2017, the Company received an additional $429,000 from various investors under the arrangements of additional SAFE agreements. As of April 30, 2017, the Company has $746,000 in participation rights outstanding.

During the year ended April 30, 2016, the Company also entered into a KISS (Keep It Simple Security) agreement in the aggregate amount of $ $125,000. The note included a $25,000 "program fee" to be retained by the investor, resulting in a net balance of $100,000 outstanding. The KISS agreement also allows the investor to participate in a future funding round at a discount of 80%, however the agreement contains an additional conversion clause. If a qualified equity funding has not taken place or is not anticipated, the investor has the option of converting the full balance into shares of the Company's common stock after 18 months.

The $25,000 "program fee" is considered to be an original issue discount and will be amortized over the optional conversion period specified in the note agreement, which is 18 months following the date of issuance. The amount incurred and recorded to interest expense for fiscal years ended April 30, 2016 and 2017 is $2,778 and $16,667, respectively

Note 5 – Unearned Revenue

Unearned revenue and trust liabilities are deposits from users that have not met the criteria to be recognized as income. These accounts are reviewed monthly and adjusted as appropriate. As of April 30, 2016 the balance $76,822 in unearned revenue consisted of buy-ins for tournaments completed during fiscal year ended April 30, 2017

Note 6 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated positive cash flow from operations, relies on outside sources to fund operations, and has incurred losses from inception of approximately $972,000, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales under its current business model, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 7 – Related Party Transactions

In support of the Company's efforts and cash requirements, it may rely on advances from related parties until such time that the Company can support its operations or attains adequate financing through sales of its equity or traditional debt financing. There is no formal written commitment for continued support by officers, directors, or shareholders. Amounts represent advances or amounts paid in satisfaction of liabilities. The advances are considered temporary in nature and have not been formalized by a promissory note.

See accountants' review report and accompanying notes to the financial statements.

11

Since May 1, 2015 (Inception) through April 30, 2017, the Company's CEO loaned the Company $1,970 to pay for incorporation costs and operating expenses. As of April 30, 2017, the amount outstanding was $1,970. The loan is non-interest bearing, due upon demand and unsecured.

Note 8 – Leases

The company signed a one-year lease agreement, commencing March 1, 2017. The Company is granted use of 618 South 11th Street, Suite 140 Las Vegas, NV 89101 for the monthly lease payment of $650. Future minimum payments under the lease agreement total $6,500.

Note 9 – Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). The Company believes that, at this time, it is more likely than not that the benefit of the NOLs will not be realized and has therefore recorded a full valuation allowance.

| | For the twelve months ended April 30, | |
	2017	2016
Book loss for the year	$ (640,268)	$ (330,828)
Adjustments:		
Amortization	15,577	(3,312)
Accrual to cash basis items	(61,453)	218,659
Non-deductible stock compensation	351	9,224
Start up costs	-	16,346
Non-deductible meals	1,470	1,396
Bad debts	16,062	-
Charitable contributions	648	-
Tax loss for the year	$ (667,613)	$ (88,515)
Estimated effective tax rate	35%	35%
Deferred tax asset	$ (233,665)	$ (30,980)

The income tax benefit differs from the amount computed by applying the statutory federal and state

See accountants' review report and accompanying notes to the financial statements.

12

income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

	For the twelve months ended April 30,	
	2017	2016
Deferred tax asset	$ **(233,665)**	$ (30,980)
Valuation allowance	**233,665**	30,980
Current taxes payable	**-**	-
Income tax expense	$ **-**	$ -

As of April 30, 2017, the Company has a net operating loss carryforward of approximately $756,128 to reduce future federal taxable income which begins to expire in the year 2035. The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. With limited exception, all of the Company's open tax years beginning in tax year 2014 are subject to federal and state tax examinations.

Note 10 – Stockholders' Equity

The Company is authorized to issue up to 10,000,000 shares of common stock, par value $0.001. During the year ended April 30, 2016 the Company:

- Authorized the issuance of 3,200,000 shares, valued at $3,200, to the Founder and Chief Executive Officer Frank DeGeorge as compensation for services and bonus
- Authorized the issuance of 2,200,000 shares, valued at $2,200, to the Co-Founder and Chief Operating Officer Scott Hansbury as compensation for services and bonus
- Authorized the issuance of 2,200,000 shares, valued at $2,200 to Nick DeGeorge Head of Customer Success as compensation for services and bonus
- Issued a total of 1,624,000 shares to various individuals and companies, valued at $1,624, in payment for services previously rendered.

During the year ended April 30, 2017 the Company:

- Issued 351,000 shares to various individuals, valued at $351, in payment of services performed.

Note 11 – Subsequent Events

Management has evaluated subsequent events through August 29, 2017, the date on which the financial statements were available to be issued, and has not identified any events that would be required for disclosure.

See accountants' review report and accompanying notes to the financial statements.

13

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine | What's New | Discover Investments | Edit My Campaign | Launch an ICO NEW | Blake A.

YouStake is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $505K goal



YouStake

Staking Technology and Marketplace

Small OPO · Phoenix, AZ · Financial Services
US Investors Only

Overview | Team | Terms | Updates | Comments | Share

A Transparent, Safe and Secure Player Staking (Crowdfunding) Operating System





DXRACER
pokerGO

Invest in YouStake

YouStake is a technology company that created the one of the first Sports specific operating system for Player Staking (Crowdfunding), Fan Engagement, and Tournament Event Registration & Administration. With our highly secure and user-friendly UX, we're able to offer fans the ability to stake their favorite players: an experience that was, until recently, only afforded to a small few. With our White Label capabilities via our RESTapi's, Sports Leagues, operators and Vertical Markets have the opportunity to develop more players by offering them a means in which to raise the necessary capital to compete.

We've been operating since the summer of 2015, through our MVP and Beta marketplace solidifying market fit. Now, we're looking to expand sports verticals, and if we exceed our funding goal, we plan on expanding to **blockchain development** and introducing **cryptocurrency** payment options!

A majority of sports players sell equity stakes to their events, and split the winnings with their backers. But the existing staking method was typically done behind closed doors, lacking transparency, security, and record-keeping. There was no safe and secure way to stake a player.

- Players used to only have friends and family to stake them before any tournament or sports season - now with YouStake, its worldwide visibility allows anyone to stake a player!
- In our experience, staking the old fashioned way led to lawsuits because of lack of tracking and a series of IOU exchanges that left individuals owing money. YouStake keeps careful track of all transactions - with full transparency.
- YouStake's goal is to change the game of staking by making it highly visible and accessible to the masses, tracking money exchanges with signed contracts and securely transferring funds.

Our players have lifetime earnings of more than $200M!

Invest in YouStake. Our goal is to continue to provide the most transparent, simple and secure staking technology for fans all over the world and for players across multiple sports. The Staking Operating System we've built is full of innovative and robust features, like single event/multiple event packages, equity percentage options, favorite player tracking, historical player results integration, backer/player chat area, payment processing, automatic contracts, tax form assistance, a tournament event registration portal and now expanding into other sports, and skilled games arenas. Any tournament or competitive event that requires capital to play (whether entry fees, travel costs, or training), and results in a monetary prize pool or sponsorship, is a market opportunity for us. In just over two years, YouStake has grown organically to more than $1M in sales. Join us!

First Mover, End-to-End

To the best or our knowledge, we are truly the only end-to- end marketplace in sports that allows all forms of staking combined with online event registration, payment processing (from collection of entry fee to payout of winnings) and white label solutions for Sports Leagues, Teams and Tournament/Event Operators/Organizers.

"YouStake creates a viable marketplace and technology solution that supports growth of multiple sports. What sets YouStake apart is their vision to become an infrastructure that all skilled games can benefit from."



Jason Robins

Co-Founder and CEO of DraftKings

The Offering

Investment

$0.75/share | When you invest you are betting YouStake's future value will exceed $9M.

Perks*

$999 — If you invest $999, you will receive one year VIP Gold Status for future Loyalty Program.

$1,998 —If you invest $1,998, you will receive one year VIP Platinum Status for future Loyalty Program.

$9,990 — If you invest $9,990, you will receive one year VIP Platinum Status plus No Service Fees for the year.

$49,950 — If you invest $49,950, you will receive two years VIP Platinum Status plus No Service Fees for two years.

$99,900 — If you invest $99,900, you will receive five years VIP Platinum Status plus No Service Fees for five years.

*All perks occur at the conclusion of the offering. VIP Gold Status includes 24 hour prior notice of new Players stake offerings before visible to public. VIP Platinum Status includes 72 hour prior notice of new Players stake offerings before visible to public.

Our goal is to **provide the most transparent, simple, and secure staking marketplace for fans all over the world**, and for players across multiple sports.

We're Doing Things Differently

YouStake is bringing visibility, transparency and security, to equity investing in players. We've created an easy-to-use marketplace, and provide lower-risk transactions.

YouStake allows fans to support, engage, and invest in their favorite sports players while sharing in the winnings and excitement. While our initial beta marketplace focused on the skilled games segment, which includes eSports and live poker, our staking operating system now supports new verticals that include **golf, tennis, MMA (UFC), X-Games, motorsports (NASCAR), and drone racing to name a few.**

Before YouStake and to our knowledge, the primary way players were "selling action" was through word of mouth, backroom, handshake deals.

Countless deals like this often lead to either investors (backers) not paying their commitment, or players not fulfilling their end of the deal to split winnings. The evolution of staking continued through forum based offerings, none of which allowed for user verification, contracts, publicly trackable results or the handling of the money transfers. **Enter YouStake.**

We have developed **strong alliances with key organizations,** such as eSports Teams, Venue Operators and Professional Players to bring credibility, content, and transactions through our technology. For fans, we believe YouStake is a safe place to gain access and visibility to players seeking capital to be able to compete in tournaments. With that access, fans can invest and receive equity stake in that player's winnings. For players, YouStake means raising capital to compete. This allows them to engage with their fans more efficiently, and gives them the ability to provide visibility to more events. Plus, we provide a service transaction backed by security.


PHIL HELLMUTH
2018 World Series of Poker
Event #2: $10,000 No-Limit Hold'em Sup...
3700 W FLAMINGO RD, LAS VEGAS, NV 891...
100%
100% funded
$3,000 pledged
0 days to go
27 Backers


VIEW PACKAGE
CJ LOTT (2805)
2019 WeTeeUp.Life CrowdZebra Golf To...
2019 WeTeeUp.Life CrowdZebra Golf To...
BALTIMORE, MD
21%
21% funded
$364 pledged
331 days to go
10 Backers


ESPORTS ARENA
VIEW PACKAGE
ESPORTS ARENA
Team Fortress 2 at Rewind Prizepool Cro...
Multiple Events
ESPORTS ARENA
$1,347
100% funded
$1,348 pledged
0 days to go
142 Backers

We Buy and Sell Action

YouStake earns 10% of all transactions and up to $14.99 fee per listing.

We Offer Direct Registration

YouStake earns 2.5% for every online registration or white label flat fee.

When The Event Begins

Our UX offers play-by-play updates and the ability to chat within the community. Plus the potential to livestream.

When Your Player Wins

Backers share in the winnings and excitement, YouStake handles payout distributions safely and securely.

Before There Was YouStake

- Staking was handled with backdoor deals.
- We believe there were intense barriers to entry for outsiders looking to be involved on the action.
- Handshake agreements lead to numerous lawsuits.
- Lack of Security meant players and backers weren't being paid out.

The YouStake Advantage

- FANS: Fans can back their favorite players and feel like a winner when they get to be a part of the prize pool.
- OPERATORS: We provide a great guest experience and easy software management.
- PLAYERS: get staked quickly and securely.

Future YouStake Expansion


ROADMAP TO BLOCKCHAIN REVOLUTION
Contracts
Captures ownership
Tokens
Automated, integrated, irreversible, assets
Ledger
Undisputed activity
YouStake Blockchain
Player
Sells Action Direct Register
Backer
Buys Action Views Gameplay
Operator
Hosts/Runs Events
Developer friendly
Blockchain technology for all sports
Plug and play software, YS Coin driven
Secure & transparent blockchain
Open Ledger
Token Economy
Automated Contracts
Paperless Registration
Instant Payouts
Complete Access to Data
Rewards (listings, investing)
Operate Dedicated YouStake Tournament Series
Open to all - Pros, amateurs, enthusiasts
Multi-game events
Provide Inclusive Features
Players can direct buy-in or get staked
Backers can invest or enter prop challenges
Operators can build & host their own

- Blockchain: Utilizing open ledger, smart contracts, and distributed protocol technology, we plan to expand the current YouStake technology platform to a more robust and even more transparent technology stack.
- Cryptocurrency: We believe allowing our users to invest with multiple crypto payment options creates an expanded market opportunity, potentially larger staking transactions, and increased liquidity to the ecosystem.
- Dedicated Tournament Series: Through our partnerships and holding companies, we plan to launch multiple pay-to-play and free-to-play tournament style competitive tours across various sports

to play tournament style competitive tours across various sports such as Golf, Tennis and eSports.

We've Been Investigated By the SEC

On December 18 of 2017, the SEC announced that they had concluded their investigation into our company. The SEC was determining whether YouStake might be in violation of any securities-based regulations when players use our site to sell stakes in tournaments in which they participate. **Conclusion: the investigation was concluded, and no enforcement action was recommended at that time.** We're extremely excited to have overcome this major legal hurdle.

Our Success So Far

We started generating revenue from Day 1. By adding a service fee on every purchase (ie. investment or stake from backers) we provide full functionality to staking. We believe our system is safe and secure. We've filled a void in the staking business and in our **first 12 months we had more than $2.3M in player listings on the marketplace.**

"Utilizing the YouStake system made crowdfunding, ticketing, event registration, and winnings distribution a seamless experience, all under a single platform."



Wade Radomske
Finance Manager, eSports Arena

Since launching in June of 2015, our players have submitted **more than $25M in crowdfunding campaign goals.**	Global presence, with more than 140 countries represented and **over 12K registered users.**	**Average transaction is $335,** minimum order value is $1 with maximum up to campaign request.	Notable investors are **senior executives from Twitch, Facebook, Tinder, DraftKings, ex-Google & eBay.**

Market

Our current vertical focus is on eSports & Live Poker with future verticals of Golf, Tennis, DFS, XGames, Motorsports, MMA, and Drone Racing - essentially any skilled sport that requires up front capital in order to compete in an event, and results in a monetary prize pool or sponsorship, is a market opportunity.

The global gambling market is $635B, with online poker representing $1.2B annually and eSports representing $1.5B of the total market*. A majority of our traction and growth is directly connected to upcoming events and player listings, so we plan to continue to work with all levels of players and various event and tournament organizers. By providing optionality on the types of campaigns listed on our platform, and listening to our users on how to improve our product, we'll continue to beat the competition in the short term. In the long-term, we are working on defensible barriers to entry, like regulatory support and enhancements to the overall security and usability of the technology. Additionally, we're going to expand into other gaming arenas and broaden our marketplace.

The Sports Sponsorship market is more than $100B annually and growing*. Today we are focused on the skilled games segment, this includes golf and eSports - a rapidly expanding market. We feel like we are perfectly positioned to capitalize on this opportunity, as we are at ground level and consider our technology to be the infrastructure that supports the growth of sports.

YouStake can become the foundational technology that helps drive deeper fan engagement and player participation, by adding the element of actual investment and player capital raise into the game. In the skilled games vertical, there are more than 250,000 competitive events every year, and each event has tens to thousands of players. In skilled games, the market size is $16B annually, of which 26% represents Tickets & Entry Fees and 38% represents Sponsorships and Endorsements*. This brings our actual Total Addressable Market (TAM) to more than $10B in one segment, and is expected to grow exponentially.

eSports is a hot topic, and rightfully so, with hundreds of millions of gamers all over the world competing both recreationally and professionally. Reports say that eSports will grow more than 32% YoY for the next few years, reaching more than $1B in annual revenue and upwards of 1.4 billion players and fans. By working directly with players, their fans, Operators, Organizers, and Publishers, we are truly differentiated by providing a complete end-to-end technology streamlining all facets of sports funding.

*Sources: *Card Player*, *Statista.com*, *Card Player*, *New Zoo*, *and* *the Wall Street Journal*





Our Market Strategy

Our go-to-market strategy for consumer growth is a focus on player marketing. A single player can have 10K-100K+ followers. When the player provides us with a listing to equity in an event, they bring with them their social media bank, and their fans can become the backers that invest in the campaign. Combined with proven organic social sharing, paid advertising, sponsorship and affiliates we have established a repeatable acquisition and growth model.

On the B2B side, we plan to partner with businesses looking to host events, who don't want the headache associated with running multiple software products like PayPal for collecting fees, GoFundMe for increasing prize pools, and EventBrite to register players in events. This strategy will reduce our Customer Acquisition Cost (CAC) as the partnerships become a direct funnel for both players and backers.

We'll provide full White Label solutions to Sports Leagues, Event Operators and Sports Verticals looking to grow their players and fans by allowing the players to raise the capital they need to play while allowing the **fans to be part of the action.**

Invest in YouStake

Become a part of our team of highly talented individuals - together, we'll make an impact on the sports, finance, and entertainment industry. Let's grow together. YouStake provides incremental revenue for Operators, Capital for Players, entertainment for Fans, and we believe this provides YouStake the opportunity to grow future verticals. Future expansion opportunities include owning, running, and hosting various Sports Tours; blockchain technology to process smart contracts and validate payments and financial transactions; licensed technology to major sports operators and organizers. We've raised millions for customers online staking poker, but up next we're going to expand. **We plan to break down the staking barrier and take our products across any sport or skilled game that has an entry fee and a prize pool: MMA (UFC), golf, Tennis, motorsports (NASCAR), and even drone racing.** Join us.

The Opportunity Ahead

First to Market

We're the first in live poker and eSports, early adopter in future verticals, building the framework.

SEC Investigation Concluded

After 18+ months of litigation, we were able to land on top, with a clear regulatory path.

One of the First U.S.-Based Utility Tokens (ANTICIPATED)

YouStake, Inc. has the opportunity to be one of the first true U.S.-based utility tokens.

YouStake Tournament Series Open (ANTICIPATED)

Allow any level of player to compete in various sports at multiple entry free structures.

The Infrastructure to Support All Events (ANTICIPATED)

Both on & off blockchain: access for users, contracts, distributed ledger, crypto payments.

Major Partners (ANTICIPATED)

Poker: worked with MSPT, HPT, WSOP, WPT, EPT
Golf: complete mid-west tour schedule set

sports at multiple entry free structures.

contracts, distributed ledger, crypto payments (YS Coin)

June 2015

YouStake is born!

We publicly launch our MVP.

July 2015

WSOP 2015

We had over 1600 users and over $1M in listings.

January 2016

Mid-States Poker Tour (MSPT)

We announced our partnership.

June 2016

Launched 2.0 Staking OS

We garnered over $1M in sales with a safe and secure operating system.

September 2016

One Drop

We announced our Partnership with One Drop/WSOP for $1M event in Monte Carlo.

December 2017

SEC Drops Investigation

The SEC was determining whether YouStake might be in violation of any securities regulations when players use our site to sell stakes in tournaments in which they participate.

March 2018

Close of Q1

Over 12K users and nearly $1.5M in listings during the quarter.

May 2018

Launched on StartEngine

Now YOU can own a part of our company!

August 2018

Disbursement of Funds from StartEngine Campaign

(ANTICIPATED)

September 2018

YouStake And Golf

YouStake is added to the golf platform: meaning fans can back their favorite PGA players. (ANTICIPATED)

In the Press



MarketWatch | ie. | SportTechie | HUFFPOST | Forbes

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Meet Our Team









Scott Hansbury

Co-Founder, COO, Treasurer & Director

Scott has been the full-time Co-Founder, COO and Treasurer of YouStake for over 3 years and is a 6x startup entrepreneur with 3 positive exits. He has a software background with multiple CxO positions working on executive teams that have taken startups from idea to launch, through growth and exit. Expertise in technology, software, and finance. BS in Computer Science at Penn State University. Strength: CxO of multiple companies brings perspective across all functions of growing a startup, hacker & hustler. Credentials: Former athlete, successful startup expert with multiple exits, largest being $400M (HighGround Systems acquired by Sun Microsystems).



Frank DeGeorge

Co-Founder, CEO, President & Director

Frank has been the Co-Founder, CEO and President of YouStake for over 3 years and is a military veteran. Frank is still an active serving member of the US Military in the Army National Guard part-time. He was previously the Program Manager at National Guard Bureau and Financial Management Associate at MGM Resorts International. BSBA in Finance from University of Central Florida, studied Financial Engineering at Stevens Institute of Technology, FINRA Series 7. Strength: More than a decade of leadership experience in finance/gaming/government - all highly regulated industries. Strong connections with Operators and Players. Credentials: Previously started "out of the garage" startups that generated revenue and expanded beyond the garage, was also in charge of $400M budget for the US Army.









Ray Holland
Senior Engineer

More than three decades experience creating infrastructure for products across multiple industries, such as finance, healthcare, and sports. Created a custom, web based, fantasy sports league still used today (30+ years) among friends. Designed, Built and managed complete, secure, scalable corporate infrastructure for managing both the business side and client side of multiple companies that deliver health, rehabilitation, education services as well as monitoring of clients convicted of DUI, Abusive Behavior, and Home Detention. Strengths: Expertise in the planning, managing and building of complex, secure, scalable, systems for both clients and business management.30+ years of Information Technology experience, including SQL, MySQL, Database design, JavaScript, Java, PERL, PHP, C, C++, TCP/IP Networks, Windows, Linux, Unix. Credentials: Project Management Professional (PMP) Certification, Project Management Institute, ITIL Foundations Certification, Lateral Works Certification, Fujitsu Software Corp President's Award, Multiple IBM Outstanding Technical Achievement Awards, Charles Schwab Excellence In Service Award, Charles Schwab SPOT Award

Jim McCrossin
Senior Engineer

Varied and expansive software experience for over 30 years including development on IBM mainframes, device control units, personal computers, web servers and SQL database systems. Experience in management and hands on technical development in all of these areas. Worked in large corporations and founded venture backed start-up. Strengths: Database schema design for applications. Development and support of complex systems in agile environments. Expertise in multiple computer development environments. Credentials: Completed all coursework for M.S. Computer Science at University of Pittsburgh. Cisco certified. Microsoft certified for MSSQL. Recipient of IBM Outstanding Innovation Award.

Joe Little
Business Development Manager

Army Veteran, Business Development & Security Consultant and early Investor in YouStake; led the testing and fielding of the Army's RA-1 Parachute. Provided Foreign Internal Defense consultation in Mauritania, Niger and Guinea (Elementary Level French). Developed and executed the Afghan National Army's Light Fighter Course. B.S in Political Science, currently seeking MBA at the College of William and Mary. Strength: Leadership, Foreign Relationship Building, Business Development, Planning, Project Management, Sales & Training. Credentials: Previously provided Strategic Consultation to US Army Pacific Command and the Thurston Economic Development Council, Graduate of US Army Ranger School.

Maximum 673,432 shares of Common Stock ($505,074)

Minimum 13,334 shares of Common Stock ($10,000.50)

Company	YouStake, Inc
Corporate Address	455 N 3rd St, Ste 1010, Phoenix, AZ 85004
Description of Business	YouStake allows fans to support, engage, and invest in their favorite sports players while sharing in the winnings and excitement. We launched to the public in 2015 and have been in production since then. Our current sports focus is on the skilled games segment, which includes eSports and live poker. Future verticals include golf, tennis, MMA (UFC), motorsports (NASCAR), and drone racing to name a few.
Type of Security Offered	Common Shares
Purchase Price of Security Offered	$0.75/Share
Minimum Investment Amount (per investor)	$499.50

Perks*

$999 — If you invest $999, you will receive one year VIP Gold Status for future Loyalty Program.

$1,998 —If you invest $1,998, you will receive one year VIP Platinum Status for future Loyalty Program.

$9,990 — If you invest $9,990, you will receive one year VIP Platinum Status plus No Service Fees for the year.

$49,950 — If you invest $49,950, you will receive two years VIP Platinum Status plus No Service Fees for two years.

$99,900 — If you invest $99,900, you will receive five years VIP Platinum Status plus No Service Fees for five years.

*All perks occur at the conclusion of the offering. VIP Gold Status includes 24 hour prior notice of new Players stake offerings before visible to public. VIP Platinum Status includes 72 hour prior notice of new Players stake offerings before visible to public.

Our goal is to provide the most transparent, simple, and secure staking marketplace for fans all over the world, and for players across multiple sports.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow YouStake to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Video #1:

00:04 what is YouStake, YouStake is a

00:09 marketplace that allows everyone to

00:10 safely and securely invest in their

00:12 favorite skilled game players like poker

00:14 and eSports for example did you know

00:18 that players of all skill levels allow

00:19 fans and friends to purchase equity

00:21 stake in the tournaments they play often

00:25 when you see a player win that big prize

00:27 for millions

00:27 they have backers that profit with that

00:29 investing in a player is known as

00:32 staking much like buying shares of a

00:37 company in the stock market and

00:38 profiting from great performance in the

00:40 same way when you stake a player in a

00:42 tournament you receive a percentage of

00:47 the prize money when they win

00:52 YouStake applies a concept of staking

00:55 to any sport or competition that has a

00:57 cost to enter and a prize pool despite

01:00 the fact that poker is a game of skill

01:02 in the short term there is luck involved

01:04 players call this luck variants and they

01:07 reduce variants by selling pieces of

01:08 their entry fee action in their

01:10 tournaments why YouStake well

01:13 before YouStake the process of staking

01:15 players was largely underground

01:17 head-to-head cash exchanges and

01:19 scribbled notes of who owes who

01:20 even worse less than 1% of fans even had

01:24 access to these deals music brings that

01:27 process out of the shadows with a

01:28 transparent and secure system that

01:30 escrows the money raised to stake

01:32 players generates the contracts and

01:34 safely distributes the winnings to

01:35 bankers fans can now truly support the

01:39 players they love with these now before

01:43 you start staking your favorite players

01:44 there is some lingo you should

01:46 understand when a player decides to sell

01:49 pieces of their action they may offer a

01:51 single event or a package of events

01:53 which is like their itinerary on a

01:57 package you will see a list of all the

01:59 tournaments the player intends to enter

02:01 and the cost of each entry

02:04 for your purchase you will own a

02:06 percentage of any winnings from all of

02:08 those tournaments included in the

02:09 package and any unused entries are

02:11 refunded so staking 5% on a package of

02:15 events will get you 5% of any winnings

02:17 for all tournaments included in that

02:19 last package another term you will see

02:22 and need to understand is markup markup

02:26 is a premium that poker players might

02:28 charge on their action think of it as a

02:30 multiplier so a markup of 1.0 times

02:33 means there is no markup at all let's

02:36 say Jamie has a $1000 package listed at

02:38 1.1 markup buying a 10% piece of this

02:42 package would cost you 110 dollars

02:45 10% of $1000 is $100 and a markup of 1

02:49 point 1 times 100 dollars equals $110

02:52 that $10 premium goes to the player

02:56 experienced players may see higher

02:58 markup because of past performance

03:00 similar to successful companies having

03:02 higher stock prices it's up to the

03:04 market to determine if the mark-up is

03:05 worth it that's it folks feel free to

03:09 contact us or check out our facts page

03:11 for more info stake smart and win big

Video #2

00:00so YouStake is the first fully

00:01 integrated sports taking platform that

00:03 allows the masses to invest in skilled

00:05 players for entries into live events you

00:08 stakes created this technology platform

00:10 so that it's a fantasy experience where

00:13 fans can invest in their favorite

00:15 players or the best players that they

00:16 can find and then there's an interactive

00:18 element to it so all you stake

00:20 established a simple safe and secure

00:22 environment where players and backers

00:24 can share in the winnings equally for

00:26 players it's amazing YouStake is free

00:28 to sign up and it's free to list your

00:30 tournaments for anybody who wants to

00:32 back a player on you stake they can

00:33 invest as little as $20 or as much as

00:35 the package has to offer this makes it

00:37 the easiest way to handle all the

00:39 transactions so that people don't have

00:41 to deal with the money with the taxes

00:43 with the contracts any of it it's all

00:45 handled by YouStake this summer I

00:47 decided to lift the World Series of

00:48 Poker package on YouStake it didn't

00:50 cost me anything at all I just logged on

00:52 to the site set up my account and listed

00:55the five poker tournaments that I plan

00:56to play anyway 22 separate backers

00:59bought pieces of my action some for as

01:01little as 20 bucks and it turns out they

01:03made a pretty good decision on my second

01:06event of the summer I ended up finishing

01:07in the money he was a millionaire maker

01:09I came in two hundred and thirty second

01:10and won just over fifty seven hundred

01:12dollars for me and my backers use make

01:15secure and transparent platform made it

01:18easy for me to sell my action and all 22

01:20of my backers got to share in the sweat

01:22of my events01:23when I finished in the money they

01:25received a deposit directly into their

01:27you stake account for their percentage

01:28of my action now we're all pretty much

01:30on a free roll for the rest of the

01:32summer most people don't have the

01:33opportunity to come to the World Series

01:34of Poker most people will never have the

01:36opportunity to play in an event like

01:38this so now they can actually be in the

01:40event with us wait they can have a piece

01:41of us top of this go to the sports book

01:43and place by ball or literally put my

01:47money on the team's you stake only not

01:49only in supporting multiple but is every

01:52sporting event in the world yeah this is

01:54the ultimate fan experience I mean if

01:56anybody who wants to be involved with us

01:58how exciting could it be if you're

02:00actually our partner so you're taking a

02:01piece of our action so that when we win

02:03you win when we fail you fail but we all

02:06do it together I said in a lot of poker

02:08rooms all over the country you might

02:10find me in the Borgata a might find me

02:11in Florida in my five

02:12in Mississippi you might find me in

02:14California and I assume I've said

02:16sometimes with a lot of really good

02:18players and I hear them all the time

02:19saying man I wish I could have played

02:20that event I just didn't have it this

02:21way I didn't have this way well it gives

02:24them an opportunity to actually

02:25experience and play because you do get

02:28some backing but then I also think if

02:30may up your game a little bit and why

02:32because now you're not playing just for

02:34you there's a responsibility in this and

02:37I think you might say a little bit of a

02:39different flight and your playmate' go

02:40up so if I was a player out there just

02:42wondering today hmm

02:44if I can get the backing and do this

02:46this is the way I go the 2016 World

02:50Series of Poker Main Event kicks off

02:52soon right here in Las Vegas click on

02:54the link below and order to register as

02:55a you stake backer or you stake player

02:57and make sure you have some action in

02:59the $10,000 by and main event I'm Louie

03:02Harrison for you fake and I'll see you

03:04at the Rio

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